UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C., 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2007

PEACE ARCH ENTERTAINMENT GROUP INC.
(Translation of Registrant’s name into English)
407-124 Merton Street, Toronto, Ontario M4S 2Z2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20F or Form 40-F.

Form 20-F

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Form 40-F

☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

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No

☑

This Form 6-K shall be incorporated by reference into the Registration Statement on Form S-8 (File No. 333-134552) and any other Registration Statement filed by the Registrant which by its terms automatically incorporates the Registrant's filings and submissions with the SEC under Sections 13(a), 13(c) or 15(d) of the Securities Exchange Act of 1934.

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-_______________

Peace Arch Entertainment Announces Agreement to Acquire Leading DVD Distributor Trinity Home Entertainment to Expand into Lucrative U.S. Market

Landmark Acquisition of Established Distributor to Accelerate Commercialization of Peace Arch’s Recently Acquired Library

Toronto – May 9, 2007 -- Peace Arch® Entertainment Group Inc. (AMEX:PAE - News)  (TSX:PAE.TO - News), an innovative film and television entertainment company, announced today that it has agreed to acquire the Westlake Village, California based DVD distributor Trinity Home Entertainment, LLC for approximately USD$10.0 million. Trinity, which had unaudited revenues of approximately USD$19.0 million and normalized net income of approximately USD$2.5 million for the year ending December 31, 2006, is one of the leading independent distributors of budget and first-run feature films in the United States.

Trinity has well-established distribution relationships with the Army and Air Force Exchange Service, along with major retailers such as Wal-Mart Stores and Trans World Entertainment, two of the largest video retailers in the United States. Genius Entertainment and Hearst Entertainment are among Trinity’s key content suppliers.

“Trinity is a well run operation with top notch distribution relationships and an excellent sales force,” said John Flock, President of Peace Arch Entertainment. “By integrating Trinity’s operation with Peace Arch’s DVD distribution division in Canada, Peace Arch now has a platform upon which to build one of the leading distribution companies in North America.”

With Peace Arch’s annual slate of more than a dozen direct-to-video productions and its extensive supply of high quality feature films acquired through the recent purchase of Castle Hill Productions and Dream LLC in December, Trinity also provides a natural outlet for Peace Arch’s expanding line-up of top quality content. The acquisition furthers Peace Arch’s strategy of building its in-house distribution capabilities while continuing to aggregate highly marketable film and television content.

Under the terms of the deal, Peace Arch will acquire all of the shares of Trinity for approximately USD$9.5 million in cash and USD$500,000 of Peace Arch common stock. The final purchase price will be subject to adjustment upon completion of Peace Arch’s due diligence and the acquisition is expected to close by the end of June.

Trinity’s extensive library includes such genre classics as Stephen King’s “Maximum Overdrive,” “Raw Deal” starring Arnold Schwarzenegger and “The Octagon” featuring Chuck Norris.

“We are very pleased to enter into this agreement with Peace Arch and combine our U.S. distribution expertise with their worldwide sales force and extensive library of desirable properties,” said Phillip Knowles, President of Trinity Home Entertainment.

“With Peace Arch’s seasoned management and growing financial strength in our corner, we believe we can now accelerate the growth of our business into one of the top distributors in the United States.”

Knowles, who founded Trinity in 1999, will remain with the company as President and head its U.S. DVD distribution operations.

In connection with its acquisition of Trinity, Peace Arch has entered into an agreement with an agent (the “Agent”) for an equity financing. The private placement offering (the “Offering”) will be on a best efforts basis and will consist of up to CDN$33.0 million in Common Shares. The additional proceeds from the Offering will be used for debt reduction and general corporate purposes, including other potential future acquisitions. In addition, CPC Communications Inc., a company controlled by Gary Howsam, the Chief Executive Officer of Peace Arch, has granted the Agent a closing option (the “Closing Option”) exercisable at closing to purchase up to 2,833,000 Common Shares held by CPC at no less than the offering price pursuant to the Offering.

The Offering is scheduled to close on or about June 8, 2007 and is subject to regulatory approvals and completion of definitive documentation.

About Peace Arch Entertainment Group Inc.

Peace Arch Entertainment produces and acquires feature films, television and home entertainment content for distribution to worldwide markets. Peace Arch owns one of the largest libraries of top quality independent feature films in the world, featuring more than 500 classic and contemporary titles. Through its subsidiary, Peace Arch Home Entertainment, Peace Arch is also one of the leading distributors of DVDs and related products in Canada.

CAUTIONARY STATEMENT

No stock exchange, securities commission or other regulatory authority has approved the information contained herein. The closing of the transactions described herein is subject to the negotiation and execution of definitive documentation and the approval of the Toronto Stock Exchange and the American Stock Exchange.

Forward-Looking Statements

This press release includes statements that may constitute forward-looking statements, usually containing the words "believe," "estimate," "project," "expect," or similar expressions. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Factors that would cause or contribute to such differences include, but are not limited to, continued acceptance of the Company's products and services in the marketplace, competitive factors, dependence upon third-party vendors, availability of capital and other risks detailed in the Company's periodic report filings with the Securities and Exchange Commission. By making these forward-looking statements, the Company undertakes no obligation to update these statements for revisions or changes after the date of this release.

THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAWS, AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO U.S. PERSONS UNLESS REGISTERED OR EXEMPT THEREFROM.

Contact:

Roy Bodner

Vice President Public Relations

Peace Arch Entertainment

(310) 776-7208

Email Contact: Email Contact

Or

Financial Communications

Trilogy Capital Partners

Ryon Harms

(800) 592-6067

Email Contact: Email Contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Peace Arch Entertainment Group Inc.
(Registrant)
Date	May 9, 2007	By	"Mara Di Pasquale"
(Signature)*
Mara Di Pasquale, Chief Financial Officer

*Print the name and title under the signature of the signing officer.

GENERAL INSTRUCTIONS

A.

Rule as to Use of Form 6-K,

This form shall be used by foreign private issuers which are required to furnish reports pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934.

B.

Information and Document required to be Furnished,

Subject to General Instruction D herein, an issuer furnishing a report on this form shall furnish whatever information, not required to be furnished on Form 40-F or previously furnished, such issuer (I) makes or is required to make public pursuant to the law of the jurisdiction of its domicile or in which it is incorporated or organized, or (ii) files or is required to file with a stock exchange on which its securities are traded and which was made public by that exchange, or (iii) distributes or is required to distribute to its security holders.

The information required to be furnished pursuant to (I), (ii) or (iii) above is that which is material with respect to the issuer and its subsidiaries concerning: changes in business; changes in management or control; acquisitions or dispositions of assets; bankruptcy or receivership; changes in registrant's certifying accountants; the financial condition and results of operations; material legal proceedings; changes in securities or in the security for registered securities; defaults upon senior securities; material increases or decreases in the amount outstanding of securities or indebtedness; the results of the submission of matters to a vote of security holders; transactions with directors, officers or principal security holders; the granting of options or payment of other compensation to directors or officers; and any other information which the registrant deems of material importance to security holders.

This report is required to be furnished promptly after the material contained in the report is made public as described above.  The information and documents furnished in this report shall not be deemed to be "filed" for the purpose of Section 18 of the Act or otherwise subject to the liabilities of that section.

If a report furnished on this form incorporates by reference any information not previously filed with the Commission, such information must be attached as an exhibit and furnished with the form.

C.

Preparation and Filing of Report

This report shall consist of a cover page, the document or report furnished by the issuer, and a signature page.  Eight complete copies of each report on this form shall be deposited with the Commission.  At least one complete copy shall be filed with each United States stock exchange on which any security of the registrant is listed and registered under Section 12(b) of the Act.  At least one of the copies deposited with the Commission and one filed with each such exchange shall be manually signed.  Unsigned copies shall be conformed.

D.

Translations of Papers and Documents into English

Reference is made to Rule 12b-12(d) [17 CFR 240.12b-12(d)].  Information required to be furnished pursuant to General Instruction B in the form of press releases and all communications or materials distributed directly to security holders of each class of securities to which any reporting obligation under Section 13(a) or 15(d) of the Act relates shall be in the English language.  English versions or adequate summaries in the English language of such materials may be furnished in lieu of original English translations.

Notwithstanding General Instruction B, no other documents or reports, including prospectuses or offering circulars relating to entirely foreign offerings, need be furnished unless the issuer otherwise has prepared or caused to be prepared English translations, English versions or summaries in English thereof.  If no such English translations, versions or summary have been prepared, it will be sufficient to provide a brief description in English of any such documents or reports.  In no event are copies of original language documents or reports required to be furnished.